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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                            Harvey Electronics, Inc.
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                                (Name of Issuer)
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                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)
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                                    417660107
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                                 (CUSIP Number)
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                    Ruskin, Moscou, Evans & Faltischek, P.C.
                              170 Old Country Road
                               Mineola, NY 11501
                              Attention Paul Rubell
                                 (516) 663-6600
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and ommunications)
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                                December 12, 1997
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             (Date of Event which Requires Filing of this Statement)

     The filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 417660107                                   Page 2 of 5 Pages

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    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Michael E. Recca            S.S. ####-##-####
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [  ]
               (b) [  ]

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    3        SEC USE ONLY
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    4        SOURCE OF FUNDS*

             oo
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     5 CHECK BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
ITEMS 2(d) or 2(e) [ ]

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    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
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     NUMBER OF
       SHARES               7         SOLE VOTING POWER
    BENEFICIALLY
      OWNED BY                        5,000 shares
        EACH
     REPORTING
       PERSON
        WITH
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                            8         SHARED VOTING POWER

                                      1,915,000 shares
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                            9         SOLE DISPOSITIVE POWER

                                      5,000 shares
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                       10             SHARED DISPOSITIVE POWER

                                      1,915,000 shares

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11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,920,000
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     12 CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*
[]

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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 85.0%
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14               TYPE OF REPORTING PERSON*

                 IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 2 of 5 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

     Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Harvey Electronics, Inc., a New York corporation (the "Company"), having its principal executive offices at 205 Chubb Avenue, Lyndhurst, New Jersey 07071.

     Item 2. Identity and Background.

     This statement is being filed by Michael E. Recca, a citizen of the USA, having business offices at 100 Wall Street, New York, New York 10005. Mr. Recca's present occupation is consulting. The organization in which Mr. Recca's employment is conducted is Recca & Company, Inc. whose principal business is financial consulting with an address at 100 Wall Street, New York, New York 10005. Mr. Recca is a member and manager of Harvey Acquisition Company, LLC, a Delaware limited liability company ("HAC"). Mr. Recca is filing this Schedule 13D because of his position with HAC.

     During the last five (5) years, Mr. Recca has not been convicted in any criminal proceeding and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     On December 12, 1997, the Company filed a registration statement on Form SB-2 with the Securities and Exchange Commission (the "Registration Statement") for the offer and sale (the "Offering") of: (i)2,687,500 shares of Common Stock at a proposed public offering price of $5.00 per share and (ii) 1,625,000 redeemable common stock purchase warrants ("Warrants") at a proposed public offering price of $0.10 per Warrant. The Warrants will be exercisable at $5.50 per share. The Common Stock to be registered includes 100,000 shares owned by HAC (as selling securityholder), which shares may be sold pursuant to an over-allotment option (the "Over-Allotment Option") granted to the underwriters. If the Over-Allotment Option is exercised in full by the underwriters, HAC will receive net proceeds of $435,000, after deducting the underwriters' discounts and non-accountable expense allowance of $65,000.

     No funds or other consideration were utilized in connection with the grant, during December, 1997, by HAC to InterEquity Capital Partners ("InterEquity") of a put option (the "Put Option") to require HAC to purchase 51,656 shares of Common Stock owned by InterEquity for $70,000 prior to the effective date of the Registration Statement.

     No funds or other consideration were utilized in connection with HAC's agreement to purchase (the "Purchase") 10,000 shares of Common Stock from InterEquity at $5.50 per share within 10 days of the closing of the Offering.

     No funds or other consideration were utilized in connection with the transfer of 85,000 shares of Common Stock to certain directors and employees of the Company (including 5,000 shares granted to Michael E. Recca) and to E.H. Arnold (a member of HAC and a holder of shares of the Company's Preferred Stock) in November, 1997 (the "Transfer").

     Item 4. Purpose of Transaction.

     HAC granted the Over-Alloment Option to assist the Company in completing the Offering.

     HAC granted the Put Option to InterEquity because of InterEquity's desire to validate the current value of the shares owned. The value of $70,000 relates to the value ascribed to the "allowed finders fee" incorporated in the Company's Plan of Reorganization as approved by the Bankruptcy Court.

     HAC  agreed  to  the  Purchase  of  shares  from  InterEquity   because  of
InterEquity's desire to sell shares, and in consideration of its agreement to "lock-up" its remaining shares.

     HAC made the Transfer to reward, and give further incentives to, key directors (including Michael E. Recca) and employees of the Company for their performance and to E.H. Arnold for his loan of $350,000 to the Company during February and March, 1997.

     HAC was formed for the purpose of advancing funds to, and acquiring a controlling interest in, the Company. In order to advance funds to the Company, HAC sold membership units through private placements in 1995 and 1996. HAC intended to distribute the shares of the Common Stock acquired pursuant to the Plan to its members on a pro-rata basis relative to the number of Membership Units owned by each member and to dissolve and liquidate HAC at or about the time of such distribution.

     HAC also intended to cause the Company to raise funds through a public offering of securities of the Company during 1997, assuming the Company's reorganization plan would be confirmed by the bankruptcy court and the Company would emerge from bankruptcy.

     Pursuant to the Restated Modified Amended Joint and Substantively Consolidated Plan of Reorganization of the Company dated November 6, 1996 (the "Plan"), which was confirmed by the United States Bankruptcy Court for the Southern District of New York on November 13, 1996, HAC received 2,000,000 shares of Common Stock in satisfaction of $2,822,500 of subordinated secured financing that HAC provided to the Company during its bankruptcy proceeding (the "Loans"). The Plan became effective as of December 26, 1996.

     In accordance with the Plan, the following events took place:

     (i) the Company was reorganized such that Harvey Sound, Inc., a New York corporation, merged with and into the Company (then known as The Harvey Group Inc.) pursuant to an Agreement and Plan of Merger dated December 23, 1996. Subsequently, the Company changed its name from The Harvey Group Inc. to Harvey Electronics, Inc.;

     (ii) the capital structure of the Company was changed as of the effective date of the Plan, by canceling the then outstanding shares of the Company's common stock and preferred stock and authorizing 10,000,000 shares of post-bankruptcy Common Stock and 10,000 shares of post-bankruptcy preferred stock. The holders of Common Stock at the time received, in the aggregate, shares equal to one (1%) percent of the outstanding post-bankruptcy shares of Common Stock, and HAC received 2,000,000 shares, representing 90.5% of the outstanding post-bankruptcy shares of Common Stock.

     (iii) The Board of Directors of the Company was reconstituted to include seven (7) persons, of which up to three (3) are to be named by HAC. The Company currently has five directors, of which Michael E. Recca, Chairman of the Company's Board of Directors, is a member and manager of HAC.

     Except as set forth in this Schedule 13D, Michael E. Recca currently has no other plans or proposals which relates to, or would result in, the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries; any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's business or corporate structure; changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; causing a class of the securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to those enumerated in response to this item.

     Item 5. Interest in Securities of the Issuer.

     (a) Michael E. Recca owns beneficially 1,920,000 shares of the Company's Common Stock as of the date of this Schedule 13D, which represents eighty-five (85%) percent of the issued and outstanding shares of Common Stock.

     (b) Mr. Recca has the sole power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, 5000 shares of Common Stock.

     (c) Mr. Recca shares the power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, 1,915,000 shares of Common Stock with HAC.

     (d) During the past sixty (60) days, except as set forth herein, Mr. Recca has not effected any other transactions in the Common Stock.

     (e) No other person is known to have the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Recca, other than HAC.

     (f) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Reference is made to Item 3 regarding the Over-Allotment Option, the Purchase, and the Put Option.

     Item 7. Material to be Filed as Exhibits.

     The following documents are attached hereto as exhibits:

     The Plan, annexed hereto as Exhibit 2, together with the Order of the United States Bankruptcy Court for the Southern District of New York, annexed hereto as Exhibit 2.1, dated November 13, 1996, confirming the Plan.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:            January 15, 1998



                                     /s/MICHAEL E. RECCA
                                     ------------------------------
                                     MICHAEL E. RECCA